UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 000-29452

RADCOM LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form:40-F ☐

THE FOUR PARAGRAPHS UNDER THE HEADER CONTENTS BELOW AND THE GAAP FINANCIAL STATEMENTS INCLUDED IN EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K OF THE REGISTRANT ARE HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.’S (THE “REGISTRANT”) REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-190207, 333-195465, 333-203087, 333-211628, 333-215591, 333-260997, 333-270983 AND 333-276692), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

On May 18, 2026, Mr. Andre Fuetsch resigned from the Registrant’s Board of Directors (the “Board”), effective immediately.

Additionally, on May 18, 2026, Mr. Rami Schwartz, Ms. Rachel (Heli) Bennun, Mr. Oren Most, and Mr. Yaron Ravkaie resigned from the Board, with each such resignation effective as of May 19, 2026.

None of the resignations reported above is a result of any disagreement with the Registrant.

As the Registrant previously reported in a Report on Form 6-K dated April 15, 2026, the Registrant will hold an Extraordinary General Meeting of shareholders on May 20, 2026, at which, among other matters, the election of new directors to the Board will be submitted for shareholder approval.

On May 19, 2026, the Registrant announced its financial results for the quarter ended March 31, 2026.

Exhibit No.	Description
Exhibit 99.1	Press release, dated May 19, 2026, reporting the Registrant’s First Quarter of 2026 Results and corporate updates

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: May 19, 2026	By:	/s/ Hod Cohen
	Name:	Hod Cohen
	Title:	Chief Financial Officer

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